MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER OF 2014

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

The following management’s discussion and analysis ("MD&A"), which is dated as of August 14, 2014, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three and six-month periods ended June 30, 2014 as well as an outlook for the Company based on a defined strategy.  This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and six-month periods ended June 30, 2014 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2013 (the “Annual Financial Statements”).  All dollar amounts in this MD&A are expressed in thousands of dollars and, unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars).  All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual information form dated March 29, 2014, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), Mineral Resource and Mineral Reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated Mineral Resources or Mineral Reserves (the Company's Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

CONTENT

FORWARD-LOOKING STATEMENTS	2
Core Business	4
Q2 2014 Highlights	4
Twangiza Mine	7
Namoya Mine Development	9
Exploration	9
Results of Operations	10
Summary of Quarterly Results	12
Liquidity and Capital Resources	13
Contractual Obligations	14
Related Party Transactions	14
Critical Accounting Estimates	15
Newly Applied Accounting Standards	18
Accounting Standards Issued but Not Yet Effective	18
Financial Instruments	19
Risks and Uncertainties	19
Outstanding Share Data	22
Disclosure Controls and Procedures	22
Internal Control Over Financial Reporting	23
Non-IFRS Measures	24
Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates	25

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

CORE BUSINESS

Banro is a Canadian gold mining company focused on production from the Twangiza oxide mine, which began commercial production September 1, 2012, and the commissioning of and production from its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional oxide and free-milling mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers.

Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of gold from oxide and free-milling material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Q2 2014 HIGHLIGHTS

(I) FINANCIAL

The table below provides a summary of financial and operating results for the three and six-month periods ended June 30, 2014 and corresponding periods in 2013 as well as the first quarter of 2014:

	H1 2014[1]	H1 2013 [1]	Q2 2014	Q2 2013	Q1 2014
Selected Financial Data
Revenues	56,973	57,653	26,534	24,484	30,439
Total mine operating expenses[2]	(46,071)	(44,166)	(21,977)	(21,951)	(24,094)
Gross earnings from operations	10,902	13,487	4,557	2,533	6,345
Net (loss)/income	(3,702)	3,215	(2,998)	(3,054)	(704)
Basic net (loss)/earnings per share ($/share)	(0.01)	0.01	(0.01)	(0.01)	0.00
Key Operating Statistics
Average gold price received ($/oz)	1,267	1,489	1,292	1,342	1,246
Gold sales (oz)	44,964	38,708	20,537	18,252	24,427
Gold production (oz)	41,568	38,949	21,431	19,347	20,137
All-in sustaining cost per ounce ($/oz)[3]	962	1,113	893	1,086	1,035
Adjusted all-in sustaining cost per ounce ($/oz)[4]	889	1,120	932	1,151	853
Cash cost per ounce ($/oz) [3]	845	815	720	789	978
Adjusted cash cost per ounce ($/oz) [4]	781	820	751	836	807
Gold margin ($/oz)[3]	422	674	572	553	268
Financial Position
Cash and cash equivalents	6,460	43,182	6,460	43,182	17,433
Gold bullion inventory at market value [5]	2,476	4,521	2,476	4,521	1,231
Total assets	861,162	757,692	861,162	757,692	852,574
Long term debt	160,827	156,642	160,827	156,642	159,713

(1) For the six-month periods ended June 30, 2014 and 2013

(2) Includes depletion and depreciation.

(3) All-in sustaining cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to the non-IFRS measures section of this MD&A for additional information. All-in sustaining cost per ounce, cash cost per ounce and gold margin for 2013 have been restated on a production basis as compared to a sales basis in prior periods.

(4) All-in sustaining cost per ounce and cash cost per ounce have been adjusted to be presented on a sales basis as opposed to the current presentation which is on a production basis.

(5) This represents 1,883 ounces of gold bullion inventory, with a cost of $786, shown at the June 30, 2014 closing market price of $1,315 per ounce of gold.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

  Revenues during the three and six-month periods ended June 30, 2014 were $26,534 and $56,973, respectively, compared with revenues of $24,484 and $57,653, respectively, for the corresponding periods in 2013.

  Mine operating expenses, including depletion and depreciation, for the respective three and six-month periods ended June 30, 2014 were $21,977 and $46,071 compared to $21,951 and $44,166 for the respective three and six-month periods ended June 30, 2013. Production costs for the second quarter of 2014 were $15,432 compared to $15,265 for the second quarter of 2013. Production costs for the six months ended June 30, 2014 were $35,135 compared to $31,740 for the six months ended June 30, 2013.

  Gross earnings from operations for the respective three and six-month periods ended June 30, 2014, were $4,557 and $10,902, compared to $2,533 and $13,487, respectively, for the corresponding periods of 2013.

  Cash costs per ounce on a production basis for the second quarter of 2014 were $720 per ounce of gold (compared to $789 per ounce of gold for the second quarter of 2013 and $978 for the first quarter of 2014) and all-in sustaining costs were $893 (compared to $1,086 per ounce of gold for the second quarter of 2013 and $1,035 for the first quarter of 2014). Cash costs for Q2 2014 were lower than prior quarters as a result of increased mine and plant productivity; however, the full benefits were partially offset due to lower than planned production as a result of the adverse effect of rainfall on throughput in April. In order to mitigate the adverse effects of rainfall in future periods, the Company has put several measures in place including the installation of a roof over the mill feed stockpile and ore handling area at Twangiza, which are scheduled to be completed prior to the start of the next wet period. Adjusted cash costs per ounce and all-in sustaining costs per ounce, on a sales basis, are $751 and $932, respectively. All-in sustaining costs per ounce and cash costs per ounce are non-IFRS measures. Refer to the non-IFRS measures section of this MD&A for additional information.

(II) OPERATIONAL

  The Twangiza and Namoya mines continue to have an LTIFR (lost time injury frequency rate) which would equate to a 5-star safety rating per the standards of the National Occupational Safety Association (“NOSA”) of South Africa.

  During the three months ended June 30, 2014, the plant at the Twangiza Mine processed 340,654 tonnes of ore (compared to 235,730 tonnes during the corresponding period in 2013 and 252,691 tonnes in Q1 2014) and at an indicated head grade of 2.44 g/t Au (compared to 2.91 g/t Au during the corresponding period in 2013 and 2.73 in Q1 2014) and a recovery rate of 84.3% (compared to 83.4% during the corresponding period in 2013 and 85.0% in Q1 2014) to produce 21,431 (compared to 19,347 during the corresponding period in 2013 and 20,137 in Q1 2014) ounces of gold.

  During Q2 2014, ounces of gold sold increased by 12.5% to 20,537 ounces compared to sales of 18,252 ounces during Q2 of 2013. The average gold price of $1,292 per ounce was obtained for total revenues of $26,534 realized during Q2 2014 (compared to an average price of $1,342 per ounce obtained during the corresponding period in 2013 for total revenues of $24,484).

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

(III) CONSTRUCTION & DEVELOPMENT

  The plant expansion program at Twangiza was completed during the period, bringing the throughput capacity to near the 1.7 million tonnes per annum (“mtpa”) range under the most optimal conditions, with targeted throughput being closer to 1.5 mtpa.

  The Namoya plant, which was designed as a hybrid gravity/CIL and heap leach operation commenced commissioning following the completion of construction in May 2014. During commissioning, the operations of the CIL circuit have been hampered by the quantity of fine material which exceeds the plant design capacity. The Company has determined that an upgrade of some of the equipment in the wet portion of the circuit is required in order to run the CIL plant efficiently.

  During the second quarter of 2014, the Namoya Mine produced 1,458 ounces of gold from a total of 65,858 tonnes of ore, stacked and sprayed on the heap leach pads and processed through the CIL circuit, at an indicated head grade of 2.31 g/t Au.

(IV) EXPLORATION

  During the second quarter of 2014, exploration activities continued with low level exploration and ground maintenance activities in the Twangiza Regional (Mufwa), Kamituga and Lugushwa projects. Exploration involved limited grassroots activities, mainly bulk leach extractable gold sampling, geological mapping, channel and rock chips sampling, as well as limited follow-up programs in the form of auger drilling and induced polarization survey work in Kamituga.

(V) CORPORATE DEVELOPMENT

  In May 2014, the Company renegotiated the terms of its $15 million facility with Ecobank to be repayable in four equal quarterly payments commencing May 30, 2015, with the subsequent three quarterly payments occurring in August 2015, November 2015, and February 2016. The Ecobank facility was originally repayable in four equal quarterly payments commencing May 30, 2014.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

TWANGIZA MINE

During the second quarter of 2014, mill throughput increased compared to prior periods, mainly due to the advent of a drier weather period which began in late April coupled with capital improvements carried out to enhance ore delivery to the process plant and to mitigate the impact of the wet periods.

TWANGIZA MINE	Q2 2014	Q1 2014	Q2 2013

Gold sales (oz)	20,537	24,427	18,252
Gold produced (oz)	21,431	20,137	19,347
Material mined (t)	871,849	727,153	1,070,462
Ore mined (t)[1]	485,276	296,324	405,283
Valley fill mined (t)	-	49,854	-
Waste mined (t)	386,573	381,245	665,179
Strip ratio (t:t) [2]	0.80	1.29	1.64
Ore milled (t) [1]	340,654	252,691	235,730
Head grade (g/t)[3]	2.44	2.73	2.91
Recovery (%)	84.30	84.97	83.40
Cash cost per ounce ($US/oz) [4]	720	978	789
Adjusted cash cost per ounce ($US/oz) [5]	751	807	836

(1) The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.
(2) Strip ratio is calculated as waste mined divided by ore mined, not including valley fill material.
(3) Head grade refers to the indicated grade of ore milled.
(4) Cash cost per ounce is a non-IFRS measure. Refer to the non-IFRS measures section of this MD&A for additional information.
(5) Cash cost per ounce has been adjusted to be presented on a sales basis as o pposed to the current presentation which is on a production basis

Cash costs per ounce for Q2 2014, on a production basis, were lower than the same prior year period as a result of increased plant productivity, despite the adverse impact of severe rains in April and the processing of lower grades.

Unit costs for Q2 2014 compared to Q1 2014 and Q2 2013 are as follows:

Cost per tonne material mined	Q2 2014	Q1 2014	Q2 2013

	($US/t)	($US/t)	($US/t)
Mining Costs	3.5	6.4	2.9
Processing Costs	10.3	11.2	7.3
Overhead	4.8	5.7	4.1
Inventory Adjustments	(0.9)	3.8
Total cost per tonne material mined	17.7	27.1	14.3

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

Cost per tonne ore milled	Q2 2014	Q1 2014	Q2 2013
	($US/t)	($US/t)	($US/t)
Mining Costs	9.0	18.4	13.0
Processing Costs	26.4	32.1	33.1
Overhead	12.2	16.5	18.6
Inventory Adjustments	(2.3)	10.9
Total cost per tonne ore milled	45.3	78.0	64.7

Cost per ounce produced	Q2 2014	Q1 2014	Q2 2013
	($US/oz)	($US/oz)	($US/oz)
Mining Costs	143	231	159
Processing Costs	420	403	403
Overhead	193	207	227
Inventory Adjustments	(36)	137
Total cash cost per ounce	720	978	789

Mining

A total of 871,849 tonnes of material (Q2 2013 – 1,070,462) were mined during the three month period ended June 30, 2014. Total ore mined was 485,276 tonnes (Q2 2013 – 405,283 tonnes). The strip ratio for Q2 2014 was 0.80 as compared to 1.64 during the corresponding period in 2013.

Processing & Engineering

For the three month period ended June 30, 2014, the plant at the Twangiza Mine processed 340,654 tonnes of ore (Q2 2013 – 235,730 tonnes). Throughput continued to be negatively impacted by rainfall during April, however, dryer weather in May and June allowed for improved throughput levels. Several measures, which are scheduled for completion prior to the next wet period, are in place to mitigate the impact of future rainfall which will continue to be part of the operating environment at Twangiza. Recoveries during the quarter improved compared to the same prior year period to an average rate of 84.3% (Q2 2013 – 83.4%), primarily as a result of the longer residence time of material with the installation of additional tank capacity as part of the plant upgrade.

Twangiza Plant Optimization and Expansion

Installation of the final part of the Twangiza upgrade program, the second elution circuit, was complete at the end of April 2014. During the second quarter of 2014, supplier commissioning engineers were on site and conducted final testing of the installed equipment.

Sustaining Capital Activities

During the second quarter of 2014 and subsequently up to the date of this MD&A, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Mine:

  Run-of-Mine (“ROM”) Pad Roofing
  Work on the ROM Pad roofing continued throughout the quarter, with a focus on completion during the third quarter of 2014.

  Tailings Management Facility (“TMF”)
  Following the excessive rains during April, advancement of the TMF was able to return to levels more consistent with management’s plan.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

NAMOYA MINE DEVELOPMENT

Mining continued at the Seketi and Mwendamboko pits during the second quarter of 2014 comprising 739,574 tonnes of material of which 537,683 tonnes were ore.

As previously reported, the production operations at Namoya during April were significantly impacted by reduced road access for bulk deliveries, such as fuel deliveries, due to exceptionally heavy regional rains along the access route between Uvira and Baraka.

Construction of the open pit hybrid CIL/heap leach mine at Namoya was completed during the period and the plant, including the scrubber, secondary and tertiary crushing circuits as well as the CIL circuit, commenced hot commissioning in May 2014. The plant was run on a stop and fix basis to resolve various commissioning issues. During the commissioning activities, the Company determined that the Namoya hybrid CIL/heap leach plant was unable to run at design capacity, because the percentage of fine material was found to be higher than the hybrid plant was designed to process. At the present time, the Company has recognized the need to introduce a traditional agglomeration drum into the circuit. This means not washing all of the ore at the front end of the process as currently designed and installed, but introducing a dry ore feed with appropriate cement additions into an agglomeration drum to bind the fine components of the ore to allow for efficient percolation of the cyanide solution on the heap.

During the second quarter of 2014, the Namoya mine produced 1,458 ounces of gold from a total of 65,858 tonnes of ore, stacked and sprayed on the heap leach pads and processed through the CIL circuit, at an indicated head grade of 2.31 g/t Au.

As of the date of this MD&A, management is continuing to work with internal expertise and external consultants including Kappes Cassiday and Associates (a firm which specializes in the development, engineering and implementation of extractive metallurgical processes for the mining industry) to determine the optimal plan of action.

EXPLORATION

Consistent with the Company’s focus on cash flow management during the completion of development at Namoya, exploration work during the second quarter of 2014 was comprised of low level exploration and ground maintenance activities in the Twangiza Regional (Mufwa), Kamituga and Lugushwa projects and preparation for the remainder of the 2014 exploration program.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this MD&A.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

RESULTS OF OPERATIONS

The Company’s operations for the three and six month periods ended June 30, 2014 showed a net loss of $2,998, or $0.01 per share, and $3,702, or $0.01 per share, respectively, compared to a net loss of $3,054, or $0.01 per share, and net income of $3,215, or $0.01 per share, respectively, incurred in the corresponding periods of 2013. Although mining operations generated a profit during the second quarter of 2014, transactions costs, dividends on preferred shares, and interest were all expenses that contributed to the net loss of $2,998 for the quarter. During the second quarter of 2014, significant changes in operating revenue and expenses occurred in the categories described below as compared to the second quarter of 2013:

Revenue

Revenue for the second quarter of 2014 was higher than the corresponding period in 2013 primarily due to an increase in gold ounces sold, partially offset by a decrease in the realized price. The average gold price received on sales in Q2 2014 was $1,292 per ounce compared to $1,342 per ounce received in Q2 2013.

Production costs

The table below presents production costs for the three and six month periods ended June 30, 2014 as well as the three and six-month periods ended June 30, 2013.

Production Costs	H1 2014	H1 2013	Q2 2014	Q2 2013
	($000's)	($000's)	($000's)	($000's)
Raw materials and consumables	17,148	14,901	8,839	7,562
Salaries	6,970	8,073	3,474	3,983
Contractors	4,816	5,046	1,638	2,691
Other overhead	4,218	3,212	2,255	1,029
Inventory adjustments	1,983	508	(774)	-
	35,135	31,740	15,432	15,265

Production costs for the second quarter of 2014 did not significantly vary compared to the same prior year period, increasing as a result of increased mining and milling activity.

General and administrative expenses

Three months ended June 30,	2014	change		2013
	($000's)	(%)		($000's)
Salaries and employee benefits	733	(83%	)	4,199
Consulting, management, and professional fees	429	64%		262
Office and sundry	297	243%		227
Depreciation	17	31%		12
Other	1,948	179%		698
	3,424	(37%	)	5,398

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

Six months ended June 30,	2014	change		2013
	($000's)	(%)		($000's)
Salaries and employee benefits	1,460	(69%	)	4,762
Consulting, management, and professional fees	553	1%		549
Office and sundry	692	10%		627
Depreciation	31	24%		25
Other	2,458	94%		1,270
	5,194	(28%	)	7,233

General and administrative expenses decreased to $3,424 and $5,194 for the three and six months ended June 30, 2014, respectively, compared to $5,398 and $7,233, respectively, for the corresponding periods in 2013. Details of changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Employee benefits decreased to $733 and $1,460 for the three and six months ended June 30, 2014, respectively, compared to $4,199 and $4,762, respectively, for the corresponding periods in 2013, mainly as a result of the settlement with the Company’s former CEO which was ongoing during Q2 2013 as compared to Q2 2014.

Consulting, management, and professional fees

Consulting, management, and professional fees include mainly legal and auditing fees, which increased to $429 and $533 for the three and six months ended June 30, 2014, respectively, compared to $262 and $537, respectively, for the corresponding periods in 2013, as a result of increased costs related to regulatory compliance.

Office and Sundry

Office and sundry increased to $297 and $692 for the three and six months ended June 30, 2014, respectively, compared to $227 and $627, respectively, for the corresponding periods in 2013, as a result of the additional costs associated with government fees and taxes related to the preferred share dividends.

Other expenses

Other expenses increased mainly due to indirect general and administrative mine expenses as well as increased legal and shareholder services, totaling approximately $482, which resulted from dissident shareholder nominations that were subsequently withdrawn, in connection with the annual shareholders’ meeting. These additional expenses incurred have been included in other general and administrative expenses as a result of being assessed as a non-recurring event that was unique to the current period. Other general and administrative expenses include travel and promotion expenses as well as contributions to the Banro Foundation.

Share-based payment expenses

The fair value of employee share-based compensation recorded during the three and six-months ended June 30, 2014 decreased to $174 and $235, respectively, from $921 and $2,600, respectively, recorded during Q2 2013. This was due to significantly lower stock options, and nil share appreciation rights, granted and vested during 2014 as compared to stock options issued to employees, directors and officers of the Company during prior years.

Transaction costs

Transaction costs of $306 and $1210 were incurred during the three and six months ended June 30, 2014, respectively, specifically relating to the Company’s financing completed in February 2014.

EXPLORATION AND DEVELOPMENT PROJECT EXPENDITURES

Exploration and evaluation expenditures

During the first six months of 2014, the Company incurred exploration and evaluation expenditures of $7,057 (six months ended June 30, 2013 - $10,464) capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

Exploration and evaluation expenditures	H1 2014[1]	change		H1 2013[1]
	($000's)	(%)		($000's)
Twangiza project	1,553	(46%	)	2,899
Namoya project	1,120	(51%	)	2,285
Lugushwa project	1,697	(33%	)	2,525
Kamituga project	1,885	(31%	)	2,718
Banro Congo Mining SARL	802	2,068%		37
	7,057	(33%	)	10,464

(1) For the six months ended June 30, 2014 and 2013.

Mine development expenditures

During the first six months of 2014, the Company incurred development expenditures of $49,613 (Q2 2013 - $77,732), net of pre-production revenue of $6,411, with respect to the development of the Namoya mine, which are capitalized in the consolidated statement of financial position as mine under construction asset. Pre-commercial production revenue at Namoya consists of revenue from the sale of 4,983 ounces of gold sold at an average price of $1,286 per ounce. The allocation of such expenditures was as follows:

Mine Development Expenditures	H1 2014[1]	H1 2013[1]
	Namoya	Namoya
	($000's)	($000's)
Mine development expenditures	49,613	77,732
Pre-commercial production revenue	(6,411)	-
Net expenditures	43,202	77,732

(1) For the six months ended June 30, 2014 and 2013.

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the second quarter of 2014. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by IASB.

	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012

Revenues	26,534	30,439	27,022	27,133	24,484	33,169	33,939	8,692
Gross earnings from operations	4,557	6,345	3,361	3,221	2,533	10,954	11,733	702
Net income/(loss)	(2,998)	(704)	2,086	(3,671)	(3,054)	6,269	5,874	(2,794)
Earnings/(loss) per share, basic ($/share)	(0.01)	(0.00)	0.01	(0.01)	(0.01)	0.03	0.03	(0.01)
Earnings/(loss) per share, diluted ($/share)	(0.01)	(0.00)	0.01	(0.01)	(0.01)	0.03	0.03	(0.01)

The Company recorded revenue of $26,534 for the three month period ended June 30, 2014 and a net loss of $2,998. Revenue and gross earnings from operations for the three month period ended June 30, 2014 were lower than the prior quarter due to there being approximately 4,000 more ounces of gold sold in Q1 2014 due to gold produced in December 2013 and sold in January 2014. In addition to the lower gross earnings from operations, increased general and administrative expenses were incurred as a result of increased legal and shareholder services that resulted from dissident shareholder nominations, which were subsequently withdrawn, in connection with the annual shareholders’ meeting.

The Company recorded revenue of $30,439 for the three month period ended March 31, 2014 and a net loss of $704. Revenue and gross earnings from operations for the three months ended March 31, 2014 were higher than the prior quarter due to there being approximately 4,000 more ounces of gold sold in Q1 2014 as compared to Q4 2013. Although revenue was higher during the quarter, transactions costs, dividends on preferred shares, and a loss on the change in the fair value of preferred shares were all expenses that contributed to the net loss of $704 for the quarter.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

The Company recorded revenues of $27,022 for the three month period ended December 31, 2013 and net income of $2,086. Revenue and gross earnings from operations for the three months ended December 31, 2013 remained consistent with revenues and gross earnings from operations incurred during the three-month period ended September 30, 2013 even though the gold price declined during the fourth quarter as the Company sold more ounces of gold during the fourth quarter. The net profit recognized in the fourth quarter was driven by a gain on a change in the fair value of preferred shares as compared to the third quarter of 2013.

The Company recorded revenues of $27,133 for the three month period ended September 30, 2013, compared to $24,484 for the second quarter of 2013. The increase in revenue was primarily a result of greater ounces sold as compared to the prior quarter. The net loss for the third quarter of 2013 was driven by a $3,248 loss on change in fair value of the Company’s issued preference shares during the third quarter. Further adding to the net loss recorded in the third quarter was the higher mining-related costs, including fuel and replacement parts, from the Twangiza mine as compared to prior quarters.

The Company recorded revenues of $24,484 for the three month period ended June 30, 2013, compared to $33,169 for the first quarter of 2013. The lower revenues were primarily a result of the 17% decline in the average spot gold price received for gold sold during the period as well as 11% less gold sold during the period as compared to the first quarter of 2013. The settlement with the Company’s former CEO reduced the Company’s gross earnings from mining operations to a net loss for the quarter.

During the first quarter of 2013, the Company recorded revenue of $33,169, which was lower than the fourth quarter of 2012 as the price of gold had decreased during the quarter, however net income increased as the Company reduced costs.

During the fourth quarter of 2012, the Company recorded revenue of $33,939 compared to revenue of $8,692 in the third quarter of 2012, as the fourth quarter included three months of commercial production revenue whereas the third quarter only included one month of commercial production revenue. The Company recorded earnings from mining operations of $11,733 from the Twangiza mine during the fourth quarter of 2012, compared to $702 of earnings from mining operations during the third quarter of 2012. However, the Company commenced the depletion and depreciation of previously capitalized exploration and development expenses, which were $4,590 in the fourth quarter, reducing net profit to $5,874 in the fourth quarter of 2012.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2014, the Company had cash and cash equivalents of $6,460 compared to cash and cash equivalents of $4,452 as at December 31, 2013. As a result of the minimal liquidity available as at December 31, 2013, and the Company’s need to continue to fund operations until production from Namoya reaches commercial production levels, it was necessary to carry out a further financing of $40 million in February 2014.

In February 2014, the Company completed a $40 million financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares of two of the Company's subsidiaries. The preferred shares issued under the Private Placement pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their preferred shares into 55,525 common shares of the Company at a strike price of $0.7204 per common share.

During the three-month period ended June 30, 2014, the Company spent $1,776 in cash for exploration and evaluation expenditures (of which two-thirds of the cost was for support services in the DRC) and $15,725 in cash (net of pre-production revenue) for the development of the Namoya mine (compared to $6,410 spent on exploration and evaluation expenditures and $41,617 spent on the development of the Twangiza and Namoya mines during the the second quarter of 2013). In addition, during the three-month period ended June 30, 2014, the Company spent $4,266 on capital assets (compared to $10,523 spent during the corresponding period in 2013) to carry on its projects in the DRC.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

Based on the revenues expected to be generated from the Company’s Twangiza mine, together with the Company’s renegotiation of bank loan repayment terms and cash on hand, the Company expects to have access to sufficient funds to carry out its proposed 2014 operating and capital budgets for the Twangiza mine and for corporate overhead. The Company has been evaluating options for the optimization of the Namoya gold plant and assessing the financial requirements to carry out the modifications required at Namoya. As disclosed in the July 30, 2014 press release, the Company has engaged CIBC World Markets Inc., as well as Mining Research Group, an affiliate of HanOcci Capital Partners Inc., to assist and advise the Company in this review. If at any time during the year it becomes apparent that there may be a strain on the Company’s cash flows, the Company may elect to defer non-essential capital expenditures to a future year.

As a result of restrictive covenants in the Indenture under which the Company’s outstanding Notes were issued, the Company’s ability to incur additional debt is currently limited to approximately $15 million. Should the Company experience further production shortfalls at Twangiza, delays in ramp up at Namoya, suspension or delays in the receipt of goods and services, equipment breakdowns, or should the price of gold decrease further, the Company may need to further examine funding options. The Company purchased a total of 54,000 put options with a strike price of $1,200 with monthly expiries for the six months commencing March 2014 and ending in August 2014. As of the date of this MD&A, there remain 12,500 put options outstanding and 41,500 put options expired unexercised.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as of June 30, 2014 are described in the following table:

Contractual Obligations		Payments due by period
		Less than one	One to three	Four to five
	Total	year	years	years
	($000's)	($000's)	($000's)	($000's)
Operating leases	707	309	398	-
Bank loans	35,991	21,946	14,045	-
Long-term debt	175,000	-	175,000	-
Interest on long-term debt	52,500	17,500	35,000	-

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six-month periods ended June 30, 2014 and 2013 was as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	($000's)	($000's)	($000's)	($000's)
Short-term employee benefits	928	1,335	1,575	2,337
Other benefits	17	14	33	39
Employee retention allowance	46	57	92	107
Other long-term employee benefits	-	3,014	-	3,014
	991	4,420	1,700	5,497

During the three and six-month periods ended June 30, 2014, directors fees of $77 and $169, respectively (three months and six-month periods ended June 30, 2013 - $64 and $123, respectively) were paid to non-executive directors of the Company.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

	June 30,	December
	2014	31, 2013
	($000's)	($000's)
Due from related parties	168	63
Due to related party	824	635

During the three and six month periods ended June 30, 2014, legal fees of $177 and $530, respectively (three and six month periods ended June 30, 2013 - $882 and $1,251), incurred in connection with the Company’s preferred share financing as well as general corporate matters, were paid to a law firm of which one partner was a director of the Company and another law firm of which one partner is a director of a subsidiary of the Company. As at June 30, 2014, the balance of $824 (December 31, 2013 - $575) owing to these legal firms was included in due to related parties in the interim condensed consolidated statements of financial position.

During the three and six month periods ended June 30, 2014, the Company incurred common expenses of $20 and $74, respectively (three and six month periods ended June 30, 2013 - $15 and $83, respectively) in the DRC together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at June 30, 2014, an amount of $99 (December 31, 2013 – $60 due to related parties) owing from Loncor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three and six month periods ended June 30, 2014, the Company incurred no common expenses (three and six month periods ended June 30, 2013 - $6 and $66) with Gentor Resources Inc. (“Gentor”), a corporation which had common directors. As at June 30, 2014, an amount of $63 (December 31, 2013 - $63) owing from Gentor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three and six month periods ended June 30, 2014, there was no repayment to Delrand Resources Limited (“Delrand”) with respect to the Company’s share of prior period common expenses in the DRC (three and six month periods ended June 30, 2013 - $5). As at June 30, 2014, an amount of $6 (December 31, 2013 - $5) was due from Delrand. Amounts due from Delrand as at December 31, 2013 were included in Investment in Associate.

These transactions are in the normal course of operations and are measured at the exchange amount.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Financial Statements included the following:

Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation. During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserves and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the six months ended June 30, 2014:

June 30, 2014

Risk free interest rate	1.05%
Expected life	3 years
Annualized volatility	76.27%
Dividend yield	0.00%
Forfeiture rate	2.00%
Grant date fair value	$0.16

Depletion of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets. Componentization is not used in the depreciation of mining assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the asset’s useful life. Asset useful lives and residual values are re-evaluated annually. The nature of the property, plant and equipment did not require componentization.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

  when the mine is substantially complete and ready for its intended use the ability to produce a saleable product
  the ability to sustain ongoing production at a steady or increasing level the mine has reached a level of pre-determined percentage of design capacity mineral recoveries are at or near the expected production level the completion of a reasonable period of testing of the mine plant and equipment

The results of operations of the Company during the periods presented in the Company’s consolidated financial statements have been impacted by management’s determination that its Twangiza mine had reached the commercial production phase on September 1, 2012. When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the statement of comprehensive income/loss during the period the new information becomes available.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

NEWLY APPLIED ACCOUNTING STANDARDS

The following new and revised standards and interpretations were applied as of January 1, 2014:

  IAS 32, “Financial Instruments: Presentation” (amendment);
  IAS 36, “Impairment of Assets” (amendment);
  IAS 39, “Financial Instruments: Recognition” (amendment);
  IFRIC 21, “Levies” (new);

The application of these new and revised standards and interpretations did not have a significant impact on the Company’s interim condensed consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The mandatory effective date was previously January 1, 2015 and has since been removed with the effective date to be determined when the remaining phases of IFRS 9 are completed. Once it is complete, the Company will be evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) intends to replace IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. The mandatory effective date is for annual periods beginning on or after January 1, 2017. The Company is evaluating the impact of this standard. An amendment to IAS 16, Property, Plant and Equipment (“IAS 16”) was issued by the IASB in May 2014. The amendment prohibits the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset. It clarifies that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendment to IAS 16 is effective for annual periods beginning on or after January 1, 2016. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 38 Intangible Assets (“IAS 38”) was issued by the IASB in May 2014. The amendment prohibits the use of a revenue-based depreciation method for intangible assets. Exceptions are allowed where the asset is expressed as a measure of revenue or revenue and consumption of economic benefits for the asset are highly correlated. The amendment to IAS 38 is effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

The Company’s consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, bank indebtedness, accounts payable, accrued liabilities, and due to related parties approximate fair value due to their short-term nature.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not typically enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars, European euros and the Kenyan shilling. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income/(loss). During the three and six month periods ended June 30, 2014 and 2013, the Company recorded a foreign exchange losses of $39 and $31, respectively, and losses of $638 and $431 during the corresponding periods in 2013, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 28(c) of the Interim Financial Statements for additional details.

Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the DRC. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience further production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company may need to further examine funding options. Excluding long-term debt, preferred shares, and one bank loan, all other financial obligations of the Company including bank indebtedness of $6,291, accounts payable of $69,191, accrued liabilities of $13,114, bank loan of $21,946, and balances due to related parties of $1,037 are due within one year.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain required financing because of the perceived investment risk.

Access to Capital Markets and Indebtedness Obligation Risk

In March 2012, the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing, together with additional debt financing carried out during 2013 and 2014, the Company has a significant amount of indebtedness. The Company and certain of its subsidiaries also have financial obligations with respect to outstanding preferred shares. The Company’s high level of indebtedness could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations. If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the debt could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The Indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Exploration and Development Risk

Certain of the Company's properties are in the exploration or development stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration and development. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Mineral Reserve and Mineral Resources Estimates Risk

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

The Company's mineral resources and mineral reserves are estimates and no assurance can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company’s mining operation, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual information form dated March 29, 2014 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at August 14, 2014, the Company had outstanding 252,101 common shares, 116 series A preference shares, 1,200 series B preference shares, stock options to purchase an aggregate of 16,177 common shares, 8,400 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $6.65 until March 1, 2017), and 735 broker warrants (with each such broker warrant entitling the holder to purchase one common share of the Company at a price of Cdn$3.25 until February 24, 2015). Reference is also made to the Private Placement completed in February 2014 as referred to under “Liquidity and Capital Resources” above, pursuant to which preferred shares of two subsidiaries of the Company were issued. At the option of the holders of such preferred shares and at any time before the maturity date of such preferred shares of June 1, 2017, the holders are entitled to exchange their preferred shares into 55,525 common shares of the Company at a strike price of $0.7204 per common share.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2013 management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2013, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2013, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 1992. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the six months ended June 30, 2014, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

NON-IFRS MEASURES

Management uses cash cost to monitor financial performance and provide additional information to investors and analysts. Cash cost does not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As cash cost does not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a production basis.

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a production basis.

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

Cash cost	H1 2014	H1 2013	Q2 2014	Q2 2013	Q1 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	46,071	44,166	21,977	21,951	24,094
Less: Depletion and depreciation	(10,936)	(12,426)	(6,545)	(6,686)	(4,391)
Total cash costs	35,135	31,740	15,432	15,265	19,703
Gold production (oz)	41,568	38,949	21,431	19,347	20,137
Cash cost per ounce ($/oz)	845	815	720	789	978

All-in sustaining cost	H1 2014	H1 2013	Q2 2014	Q2 2013	Q1 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	46,071	44,166	21,977	21,951	24,094
Less: Depletion and depreciation	(10,936)	(12,426)	(6,545)	(6,686)	(4,391)
Total cash costs	35,135	31,740	15,432	15,265	19,703
Sustaining capital	4,839	11,627	3,709	5,738	1,130
All-in sustaining costs	39,974	43,367	19,141	21,003	20,833
Gold production (oz)	41,568	38,949	21,431	19,347	20,137
All-in sustaining cost per ounce ($/oz)	962	1,113	893	1,086	1,035

Adjusted Cash cost	H1 2014	H1 2013	Q2 2014	Q2 2013	Q1 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	46,071	44,166	21,977	21,951	24,094
Less: Depletion and depreciation	(10,936)	(12,426)	(6,545)	(6,686)	(4,391)
Total cash costs	35,135	31,740	15,432	15,265	19,703
Gold sold (oz)	44,964	38,708	20,537	18,252	24,427
Adjusted cash cost per ounce ($/oz)	781	820	751	836	807

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2014

Adjusted All-in sustaining cost	H1 2014	H1 2013	Q2 2014	Q2 2013	Q1 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	46,071	44,166	21,977	21,951	24,094
Less: Depletion and depreciation	(10,936)	(12,426)	(6,545)	(6,686)	(4,391)
Total cash costs	35,135	31,740	15,432	15,265	19,703
Sustaining capital	4,839	11,627	3,709	5,738	1,130
All-in sustaining costs	39,974	43,367	19,141	21,003	20,833
Gold sold (oz)	44,964	38,708	20,537	18,252	24,427
Adjusted all-in sustaining cost per ounce ($/oz)	889	1,120	932	1,151	853

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, the Company uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Annual Report (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov